

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

86424



04038478

July 15, 2004

E. J. Wunsch
Senior Counsel
The Procter & Gamble Company
Legal Division
1 P&G Plaza
Cincinnati, OH 45202-3315

Act: 1934
Section:
Rule: 14A-8
Public Availability: 7/15/2004

Re: The Procter & Gamble Company
Incoming letter dated June 4, 2004

Dear Mr. Wunsch:

This is in response to your letters dated June 4, 2004 and July 6, 2004 concerning the shareholder proposal submitted to Procter & Gamble by the People for the Ethical Treatment of Animals. We have also received letters from the proponent dated June 14, 2004 and July 15, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.



PROCESSED
JUL 28 2004
THOMSON FINANCIAL

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: Susan L. Hall
Legal Counsel
People for the Ethical Treatment of Animals
Headquarters
501 Front Street
Norfolk, VA 23510



The Procter & Gamble Company
Legal Division
1 P&G Plaza
Cincinnati, OH 45202-3315
www.pg.com

E. J. Wunsch
Senior Counsel
(513) 983-4370 phone
(513) 983-2611 fax
wunsch.ej@pg.com

June 4, 2004

Via Federal Express

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: The Procter & Gamble Company
Commission File No. 1-434
Proxy Proposal by People for the Ethical Treatment of Animals

Ladies and Gentlemen:

This letter and the enclosed materials are submitted on behalf of The Procter & Gamble Company (the "Company") in accordance with Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended.

The Company has received a proposal (the "Proposal") from a shareholder, People for the Ethical Treatment of Animals ("PETA"), for inclusion in the Company's Proxy Statement for its 2004 annual meeting of shareholders (the "Proxy Statement"). The Proposal is nothing more than an attempt to defame the Company using its own Proxy Statement. A copy of the Proposal is attached to this letter as Exhibit A.

The Company believes that it may properly exclude the Proposal for the following reasons:

1. The Proposal requests that the Board of Directors of the Company (the "Board") take four separate actions, two of which have been substantially implemented by the Company. Those requests are therefore excludable under Rule 14a-8(i)(10).

2. The Proposal's remaining two actions requested of the Company's Board of Directors, if implemented, would cause the Company to violate federal law and are therefore excludable under Rule 14a-8(i)(2).

3. The Proposal contains materially false and misleading statements that are excludable under Rule 14a-8(i)(3) because they violate Rule 14a-9 of the proxy rules. Furthermore, collectively these statements create a materially false and misleading characterization of the Company's animal research practices, rendering the entire Proposal excludable under Rule 14a-8(i)(3).

Upon exclusion of the: (1) requests that have been substantially implemented; (2) requests that would cause the Company to violate federal law if implemented; and (3) false and misleading statements, there is nothing left of the Proposal to include in the Proxy Statement. Furthermore, the Company believes that it may properly exclude the entire Proposal because the false and misleading statements noted in 3 above create such a false and misleading impression of the Company's animal research policies as to render the Proposal excludable in its entirety. Accordingly, the Company requests the agreement of the Staff that it will not recommend any enforcement action against the Company if the Company omits the Proposal from its Proxy Statement.

Consistent with Rule 14a-8(j), this letter is being submitted no later than 80 calendar days before the Company expects to file its definitive 2004 Proxy Materials. In order to allow the Company to print and mail its 2004 Proxy Materials in a timely fashion, we would appreciate receiving your response as soon as practicable.

Please find enclosed six copies of the Proposal and this letter. A copy of this entire submission has been mailed to PETA. To the extent required by Rule 14a-8(j), this letter constitutes a supporting opinion of counsel.

Background

The Company manufactures and markets approximately 300 consumer products in more than 160 countries around the world, with total net sales of nearly $45 billion annually. Among the products that the Company manufactures and markets are pet health and nutrition products under the brand names Iams® and Eukanuba®. The Company acquired these brands with its acquisition of The Iams Company ("Iams") in 1999.

Iams' mission "is to enhance the well-being of dogs and cats by providing world-class quality foods and pet care products." To fulfill this mission, Iams formulates diets that help dogs and cats live long, healthy lives. Prior to sale, these diets must be proven safe and effective. Therefore, Iams conducts controlled feeding studies, some of which are required by law. This research is conducted in accordance with *The Iams Company Research Policy* and all applicable federal and state laws and regulations, including laws and regulations promulgated by the Food and Drug Administration

("FDA"), United States Department of Agriculture ("USDA"), and the Federal Trade Commission ("FTC"), among others.

As a result of the Company's involvement in the pet health and nutrition business, and its legal and ethical obligation to perform research using dogs and cats, it has become a target for PETA. Over the years, PETA has engaged in a systematic campaign against the Company often using misinformation, hyperbole, and exaggeration of the relevant facts to create a negative overall impression of the Company and its research practices. The Proposal, which contains a variety of false and misleading statements, is just the latest example of PETA's negative campaign.

Grounds for Exclusion

The Company believes that the Proposal can be excluded from the Company's Proxy Statement for its 2004 Annual Meeting for the following reasons:

1. The Proposal requests that the Board take four separate actions, two of which have been substantially implemented by the Company and are therefore excludable under Rule 14a-8(i)(10).

The Proposal requests "[t]hat the Board implement rules and regulations . . . including:

(c) Placement in caring homes of all animals formerly used in Iams food tests; and

(d) Inclusion in the annual report to shareholders of an assessment of the Company's and Iams' success in achieving the foregoing goals and objectives."

Both of these requests have already been substantially implemented by the Company and are therefore excludable under Rule 14-8(i)(10).

With respect to (c) above, in July 2003, Iams implemented a program that takes full responsibility for the destiny of all dogs and cats that participate in Iams' feeding studies at both internal and external sites. This program requires placing all dogs and cats who have completed their participation in such studies into "caring homes," including the Iams retirement facility. Since this program has been fully implemented for almost a year, this request has been substantially implemented by the Company within the meaning of the proxy rules and is therefore excludable under Rule 14-8(i)(10). See, e.g., PPG Industries, Inc. (January 19, 2004) (allowing exclusion of proposal requesting that PPG issue a policy statement publicly committing to using *in vitro* tests for certain animal testing because PPG had previously provided such a statement on its company website); The Columbia/HCA Healthcare Organization (February 18, 1998) (allowing exclusion of proposal requesting the company form a committee composed solely of outside directors to oversee the company's corporate anti-fraud compliance program because the company already had a committee of independent directors that reviewed the company's policies and procedures related to ethics, compliance and corporate responsibility); Woolworth Corporation (April 11, 1991) (allowing exclusion of proposal requesting that Woolworth form a committee to investigate the issue of animal neglect and mistreatment at Woolworth stores and report back to the company's shareholders because the company had already established an independent pet advisory board to address those issues with directions to provide its findings to company shareholders).

With respect to (d) above, *The Iams Company Research Policy* can be found on the Iams website at www.iamsco.com for all shareholders (as well as the general public) to access. Reports and progress on Iams' policies and procedures are posted periodically on that website in order to keep shareholders and the public up-to-date on the implementation of these policies. This fully implements PETA's desire for the public to be able to assess the Company's success in following its own research policies and practices. As such, this request has been substantially implemented within the meaning of the proxy rules and imposing a separate duty on the Company to include this information in the Company's annual report would be duplicative. It is therefore excludable under Rule 14-8(i)(10). See, e.g. PPG Industries, Inc.; The Columbia/HCA Healthcare Organization; Woolworth Corporation.

2. The Proposal requests "[t]hat the Board implement rules and regulations . . . [e]nding contracts with, utilizing, or relying upon, any outside or independent contract laboratories; [and] ending all testing on animals in Company laboratories for pet food studies, relying instead on in-home tests and veterinary clinic studies using animals volunteered by their caretakers." These two requests, if implemented, would cause the Company, in pursuing its mission, to violate federal law and are therefore excludable under Rule 14a-8(i)(2).

Both the FDA and the FTC regulate the pet food industry. Although there is some overlap, these federal agencies generally monitor pet food safety (FDA) and pet food claims (FTC). As an innovation leader in the pet food industry, Iams regularly performs research designed to enhance the nutritional benefits for pets, including research on potential food additives and on how certain pet foods may enhance the health and well being of pets. This research often requires approval from the FDA and/or the FTC. Eliminating all use of laboratory testing (both Company and third-party) in favor of "in-home tests and veterinary clinic studies" in performing this research would, in some cases, cause the Company to violate federal rules, regulations, and guidelines promulgated by both agencies when including certain food additives in Iams products or making certain claims about Iams products.

Under the Food, Drug and Cosmetic Act, the ingredients in pet food products must be either FDA approved food additives or generally recognized as safe (GRAS) substances. A food additive may not be used in pet food products unless the FDA has issued a food additive regulation that approves the specific use. See 21 U.S.C. § 321(f) (definition of "food" includes food for "animals"); § 321(s) (definition of "food additive"); § 342(a)(2)(C)(i) (food is "adulterated" "if it is or if it bears or contains" a food additive that is "unsafe" within the meaning of § 348); and § 348 (a food additive is "deemed to be unsafe" for any use for which FDA has not issued an approving regulation).

Before the FDA will approve a food additive, there must be "a reasonable certainty in the minds of competent scientists that the substance is not harmful under the intended conditions of use." 21 C.F.R. § 570.3(i). Studies are required in order to establish such "reasonable certainty," and the FDA has provided guidance as to how these studies should be performed, including the following:

- "[Animals used for testing] should . . . not [be] exposed to environmental conditions which could interfere with the purpose or conduct of the study."
- "Studies should be adequately designed, well controlled, and conducted by qualified investigators to provide meaningful results with respect to the total class or animal population."
- "Clinical observations should be recorded twice daily, seven days a week, during the entire study period, or as provided in a study protocol that is acceptable to [FDA's Center for Veterinary Medicine]."

These "General Principles" for conducting safety studies for food additives establish that in-house testing in an uncontrolled environment (where the animal subjects would be treated like any normal pet and subjected to many uncontrolled variables, including unregulated feeding, water consumption, exercise and other factors) would not be sufficient to meet FDA's data requirements. Absent controlled laboratory testing, including such additives in Iams pet food products would, in some cases, cause the Company to violate federal law – even when the additives were beneficial to the health of the pets. Since eliminating controlled laboratory testing would, in some cases, cause the Company to violate federal law when including such additives in Iams' products, PETA's request to completely eliminate such testing is excludable under Rule 14a-8(i)(2). See Churchill Downs Incorporated (March 2, 2004) (allowing exclusion of proposal because it would cause the company to violate federal and equivalent state civil rights laws). See also AT&T Wireless (January 24, 2003), International Business Machines (January 27, 1999), The Boeing Company (March 4, 1999) (all allowing exclusion of proposals because they would cause the company to violate state law).

In addition to these FDA regulations, FTC regulations state that a pet food product is misbranded if its labeling is "false or misleading in any particular." 21 U.S.C. § 343(a)(1). In order to establish that a "structure/function" advertising claim involving important health benefits from a pet food product is not "false and misleading," the FTC will expect the Company to have adequate substantiation to support such claims. See 15 U.S.C. §§ 45, 52. To substantiate such claims, Iams will have to conduct research which, FDA guidance has confirmed, requires clinical studies conducted in the laboratory under controlled conditions for certain label claims. See, e.g. FDA's Guideline titled "Supportive Data for Cat Food Labels Bearing 'Reduced Urinary pH' Claims" ("[p]roduct utility should be demonstrated by means of well controlled, scientifically sound studies" and "data should include veterinary observations on cat health, as well as measurements of body weight, food consumption, urinalysis . . . serum chemistries, blood gases, and mineral balances.") Absent a controlled laboratory study of this kind, Iams would be in violation of federal law when making such a claim on labels for Iams products. Since eliminating controlled laboratory testing would cause the Company to violate federal laws and guidelines when making such claims on Iams' products, PETA's request to completely eliminate such tests is excludable under Rule 14a-8(i)(2). See, e.g. Churchill Downs Incorporated; AT&T Wireless; International Business Machines.

In sum, complete elimination of reliance upon "outside or independent contract laboratories [and] ending all testing on animals in Company laboratories for pet food studies" would cause the Company to violate federal law in including certain additives in Iams products and making certain claims on Iams products. As a result, these requests are excludable under Rule 14a-8(i)(2). Id.

3. The Proposal contains false and misleading statements that are prohibited from inclusion in proxy materials by Rule 14a-9 and therefore excludable under Rule 14a-8(i)(3).

Rule 14a-8(i)(3) permits exclusion of statements in shareholder proposals that are "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false and misleading statements . . . ." The Preamble and Supporting Statement of the Proposal are littered with assertions that are false, misleading, and/or made without factual support. These statements are properly excludable under Rule 14a-8(i)(3). See, e.g, Wyeth (January 13, 2004) and McDonald's Corporation (March 30, 2002) (each allowing exclusion of false and misleading statements in proposals submitted by PETA for inclusion in proxy statements); Johnson & Johnson (January 30, 2004) and American Home Products Corporation (February 25, 1993) (each allowing exclusion of false and misleading statements in proposals regarding animal testing).

At the heart of the Proposal is the claim in the Preamble that "a laboratory conducting studies for Iams kept dogs and cats in cruel and deprived conditions including: (i) subjecting dogs to surgical removal of thigh muscles; (ii) severing dogs' vocal cords to prevent barking; (iii) killing dogs for experimental purposes; (iv) failing to provide necessary veterinary care; and (v) failing to provide proper housing, exercise, socialization and ventilation." To varying degrees, each of the statements above is materially false and misleading with respect to Iams.[1]

Before addressing each of these allegations specifically, it is important to understand the context surrounding them. To the Company's knowledge, these allegations involve a single research facility in Missouri (the "Facility") that was infiltrated by a PETA investigator (the "PETA Undercover Investigator"). The PETA Undercover Investigator, who was responsible for the development and implementation of Iams' socialization and enrichment policy (an important part of Iams' research policy) at the Facility, used her position to gather and create evidence to be used against Iams and the Facility. When Iams became aware of the situation in the spring of 2003, it immediately severed its relationship with the Facility. Despite this resolution, PETA has continued its campaign against the Company based upon information obtained by -- and actions taken by -- the PETA Undercover Investigator.

Regarding the specific allegations contained in the Preamble, the Company responds as follows:

First, there was no "surgical removal of thigh muscles" from Iams' dogs at the Facility. The surgical technique for the biopsy involved the extraction of a one-gram sample of muscle tissue (about the size of a small pea) after a three-centimeter incision. This is not "surgical removal of thigh muscles" but, rather, equivalent to muscle biopsy procedures performed on humans. This is a good example of a sensationalized and misleading statement by PETA.

Second, Iams never authorized the severing of any dogs' vocal cords at the Facility. This violation of Iams' research policy was authorized by the PETA Undercover Investigator without approval from Iams.[2] In essence, PETA, not Iams, authorized the activity for which PETA now blames Iams in the Proposal.

Third, no Iams dogs were ever "kill[ed] . . . for experimental purposes" at the Facility. The Facility conducted terminal research for other clients, but was <u>not</u> conducting terminal research for Iams. In fact, terminal research violates Iams' current research policies, as well as those in existence at the time.

[1] The following responses are based upon data and evidence obtained by the Company in connection with an investigation of the Facility. Background support for the assertions contained therein can be provided to the Staff upon request.

[2] The senior veterinary technician at the Facility signed an affidavit testifying under oath that the PETA Undercover Investigator represented that Iams had authorized the debarking before it took place. Such approval was never given.

Fourth, veterinary care was provided by two veterinarians employed by the Facility and health observation logs from the Facility show that veterinary care was routinely administered. Therefore, there is no reason to believe that the Facility "fail[ed] to provide necessary veterinary care."

Fifth, the Facility met all USDA requirements for housing, exercise and ventilation, passing USDA inspection in November 2002. In addition, the Facility also met the conditions established by the American Association for Laboratory Animal Science ("AALAS").[3] Therefore, there is no reason to believe that the Facility "fail[ed] to provide proper housing, exercise, socialization and ventilation."

In addition to the false and misleading statements above, which provide the backdrop for the resolutions contained therein, the Proposal also contains other false and misleading statements, including the following:

- Proposal Statement: "Whereas, the Food & Drug Administration ('FDA') which sits on the Board of the Association of American Feed Control Officials ('AAFCO') has endorsed in-home tests for food trials, thus rendering unnecessary any laboratory tests using caged animals."

- Company Response: The Company is unaware of an FDA "endorse[ment of] in-home tests for food trials, thus rendering unnecessary any laboratory tests using caged animals," and a recent search of the FDA's website did not reveal that the FDA has changed any of its existing policies or endorsed in-home tests for food trials. Further, in recent face-to-face discussions between the Company and representatives from FDA's Center for Veterinary Medicine, the FDA representatives indicated that they were unaware of any FDA endorsement of in-home tests for food trials, as PETA claims. Although Iams uses in-home studies whenever possible, there are some situations where the legal and regulatory environments or technical nature of the study itself demand controlled, laboratory trials (e.g. certain health claims and New Animal Drug Applications (NADA)), as the FDA has recently confirmed to the Company. Thus, even if FDA did "endorse[] in-home tests for food trials," (which, the Company believes, it has not) that would not "render[] unnecessary any laboratory tests using caged animals," as PETA claims. This statement, repeated at various times in the Proposal, is materially false and misleading.

- Proposal Statement: "Whereas, additional measures must be taken by the Company and Iams to reduce the credibility gap that has arisen from tests such as the 2002 study in which 32

[3] Although the Facility met all legal requirements, it did not meet Iams higher standards for some of these items. As a result, Iams no longer uses the Facility.

Great Dane puppies were killed, and in light of the FDA's endorsement of in-home food trials."

- Company Response: The Great Dane study referenced in the Proposal was completed in 1996, not in 2002. Further, Iams placed a moratorium on terminal research in 1999. This moratorium, combined with the fact that the data from the study has been publicly available for over five years, demonstrates no "credibility gap" with respect to Iams' policy toward terminal research.[4] Finally, the reference to FDA's endorsement of in-home food trials is false and misleading for the reasons noted above.

Each of these false and misleading statements is excludable under Rule 14a-8(i)(3).[5] See, e.g, Wyeth; McDonald's Corporation; Johnson & Johnson and American Home Products Corporation. Further, these statements so permeate the Proposal that including the Proposal in the Proxy would mislead the Company's shareholders as to the Company's research methods for its pet health and nutrition business. Taken as a whole, the Proposal leaves the false and misleading impression that the Company condones the research methods noted above and fails to follow its own research policies. This is not true. The Company does not condone the research methods noted above and strictly follows its own research policies. Allowing inclusion of the Proposal, premised on these false and misleading statements, would allow PETA to use the Company's own Proxy to defame the Company.

The Staff has stated that when "obvious deficiencies in terms of accuracy, clarity or relevance . . . will require detailed and extensive editing in order to bring them into compliance with the proxy rules," the Staff "may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." Division of Corporation Finance: Staff Legal Bulletin No. 14 (July 13, 2001). The Company believes that the false and misleading statements in the Proposal are so obviously deficient in terms of accuracy and leave the reader with such a misimpression of the Company's research methods and practices with respect to its pet health and nutrition business as to render the entire Proposal properly excludable under Rule 14a-8(i)(3).

[4] Iams brought these correct facts to PETA's attention on May 6, 2004, and, a week later, PETA removed all reference to the Great Dane study from their website.

[5] Some of these statements (e.g. the FDA has endorsed in-home food trials) appear multiple times in the Proposal and should be excludable each time they appear.

Conclusion

In sum, the Proposal:

- contains two requests that have been substantially implemented and, therefore, are excludable under Rule 14a-8(i)(10);
- contains two requests that, if implemented, would cause the Company to violate federal law and are therefore excludable under Rule 14a-8(i)(2); and
- contains false and misleading statements that are excludable under Rule 14a-8(i)(3).

Upon exclusion of the: (1) requests that have been substantially implemented; (2) requests that would cause the Company to violate federal law if implemented; and (3) false and misleading statements, there is nothing left of the Proposal to include in the Proxy Statement. Further, the false and misleading statements so permeate the Proposal as to render it excludable in its entirety. Therefore, for the reasons discussed here, the Company respectfully requests that the Staff agree that the Company may omit the Proposal from its Proxy Statement.

Sincerely,



E. J. Wunsch

Enclosures

cc: Ms. Susan L Hall (Legal Counsel, PETA)

Exhibit A

[PETA Proposal]



PeTA

PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
Tel. 757-622-PETA
Fax 757-622-0457

PETA.org
info@peta.org

April 29, 2004

BY OVERNIGHT COURIER

Ms. Sharon E. Abrams
Secretary, Procter & Gamble Company
P.O. Box 599
Cincinnati, Ohio 45201-0599

Re: Shareholder Resolution for Inclusion in the 2004 Proxy Statement

Dear Ms. Abrams:

Attached to this letter is a Shareholder Proposal submitted for inclusion in the proxy statement for the 2004 annual meeting. Also enclosed is a letter from PETA's brokerage firm, Morgan Stanley, confirming ownership of 40 shares of P&G Company common stock acquired more than one year ago. PETA has held these shares continuously for more than one year and intends to hold them through and including the date of the 2004 annual meeting of shareholders.

Please contact the undersigned if you need any further information. If the Company will attempt to exclude any portion of this proposal under Rule 14a-8, please advise me within 14 days of your receipt of this proposal. I can currently be reached at 2818 Connecticut Avenue, N.W., Washington, D.C. 20008. The telephone number is (202) 518-2505.

Very truly yours,



Susan L. Hall
Legal Counsel

SLH/pc
Enclosures
cc: Mary Beth Sweetland

AN INTERNATIONAL ORGANIZATION DEDICATED TO PROTECTING THE RIGHTS OF ALL ANIMALS

PROCTER & GAMBLE COMPANY'S SHAREHOLDERS' RESOLUTION

This Resolution is submitted by People for the Ethical Treatment of Animals ("PETA"), and relates to Procter & Gamble Company's ("P&G" or the "Company") responsibility with respect to The Iams Company ("Iams").

WHEREAS, the Company acquired Iams in September 1999 and is responsible for ensuring its stewardship of animals used in experiments; and

WHEREAS, evidence reveals that a laboratory conducting studies for Iams kept dogs and cats in cruel and deprived conditions including: i) subjecting dogs to surgical removal of thigh muscles; ii) severing dogs' vocal cords to prevent barking; iii) killing dogs for experimental purposes; iv) failing to provide necessary veterinary care; and v) failing to provide proper housing, exercise, socialization and ventilation; and

WHEREAS, Iams has taken certain steps toward adhering to *The Iams Company Research Policy* (the "*Research Policy*") and addressing the problems detailed above by establishing an International Animal Care Advisory Board, setting minimum standards for socialization of animals, terminating the contract-laboratory referred to above, and representing that it would inspect other contract facilities; and

WHEREAS, the Food and Drug Administration ("FDA") which sits on the Board of the Association of American Feed Control Officials ("AAFCO") has endorsed in-home tests for food trials thus rendering unnecessary any laboratory tests using caged animals; and

WHEREAS, additional measures must be taken by the Company and Iams to reduce the credibility gap that has arisen from tests such as the 2002 study in which 32 Great Dane puppies were killed, and in light of the FDA's endorsement of in-home food trials;

NOW THEREFORE BE IT RESOLVED, that the shareholders

request:

1. That the Board implement rules and regulations consistent with the FDA's endorsement of in-home food studies, and in harmony with Iams' *Research Policy* including:

a. Ending contracts with, utilizing, or relying upon, any outside or independent contract laboratories;

b. Ending all testing on animals in Company laboratories for pet food studies, relying instead on in-home tests and veterinary clinic studies using animals volunteered by their caretakers;

c. Placement in caring homes of all animals formerly used in Iams food tests; and

d. Inclusion in the annual report to shareholders of an assessment of the Company's and Iams' success in achieving the forgoing goals and objectives.

Supporting Statement: Each incident described above need never be repeated. Nor do cats, dogs, or other animals have to be caged and subjected to distressful laboratory conditions for Iams to conduct appropriate food trials. The FDA has endorsed in-home food trials. Such studies are currently being successfully conducted by Oklahoma State University.

The Company has taken small steps to cure the problems disclosed above but it can do much more. Over forty pet food manufacturers do not cage animals to test their foods. P&G's published integrity declaration is "We always try to do the right thing." This Resolution calls upon P&G and Iams to do the right thing and stop all pet food testing on dogs and cats in laboratories, in favor of in-home studies.

June 14, 2004



PeTA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
HEADQUARTERS
501 FRONT STREET
NORFOLK, VA 23510
TEL 757-622-PETA
FAX 757-622-0457

BY ELECTRONIC AND REGULAR MAIL

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: The Procter & Gamble Company
Shareholder Proposal by People for the Ethical Treatment of Animals

Ladies and Gentlemen:

This letter is submitted on behalf of People for the Ethical Treatment of Animals (PETA) and its 800,000 members and supporters, in response to a letter from Procter & Gamble Company ("P&G" or the "Company") dated June 4, 2004. The Company seeks to omit from its proxy statement for its 2004 Annual Meeting of Shareholders, a Resolution submitted by PETA.

The Company's request that the Proposal be excluded from its proxy materials is based on the following three contentions:

1. That two of four separate actions requested of the Board have been substantially implemented;

2. That the remaining two actions requested, if implemented, would cause P&G to violate federal law; and

3. That the Proposal contains statements that are materially false or misleading.

For the reasons detailed below, we submit that none of these assertions is correct or valid and respectfully request that the Division of Corporation Finance refrain from issuing a no enforcement action letter.

1. Substantially Implemented—Rule 14a-8(i)(10)

Our resolution calls on the Board to place all animals used in Iams food tests in caring homes. It also asks that the annual report to shareholders include an assessment of P&G's success in meeting the goals outlined in the Proposal.

The Company argues that each of these requests has been substantially implemented. With respect to the placement of animals used in food tests in caring homes, if such placement policies are incorporated into the *Iams Company Research Policy* and being honored, then we withdraw the portion of the Resolution relating to that issue.

Concerning the Company's claim that the *Iams Company Research Policy* is on its website and provides both shareholders and the public with information on those policies, we respectfully disagree that this constitutes substantial implementation of the Resolution. The proposal requests that the annual report to shareholders include an "assessment of Iams success in achieving the foregoing goals and objectives." The goals and objectives set forth in the Resolution are broader than Iams' *Research Policy*. They include the discontinuation of all laboratory testing on animals for food trials, and the implementation of in-home tests and veterinary clinic studies instead. They include ending all contracts with outside or independent laboratories.

These are specific measures that supercede policy statements and call for discrete, tangible actions. Accordingly, we dispute that the Company has satisfied the Rule 14a-8(i)(10) standard of substantial implementation.

2. Violation of the Law—Rule 14a-8(i)(2)

The Company takes exception to the language in the Resolution that seeks to end all food testing trials in laboratory settings, and commit to using in-home tests and veterinary clinic studies with animals volunteered by their caretakers. P&G's assertion that this aspect of the Proposal would cause it to violate the law is based on either a lack of accurate information or an intentional distortion of the relevant regulations.

On page 6 of its letter, P&G states that:

> In order to establish that a "structure/function" advertising claim involving important health benefits from a pet food product is not "false and misleading," the FTC will expect the Company to have *adequate substantiation* to support such claims...To substantiate such claims, Iams *will have to* conduct research which, FDA *guidance* has confirmed, *requires clinical studies conducted in the laboratory under controlled conditions* for certain label claims." (Emphasis supplied.)

That statement is false and misleading for the following reasons: "adequate substantiation" does not necessitate that P&G "will have to" conduct laboratory studies as P&G claims. According to the FTC's May 1994 *Enforcement Policy Statement on Food Advertising* (the *Policy*):

> Like FDA, the Commission imposes a rigorous substantiation standard for claims relating to the health or safety of a product, including health claims for food products.[74] The Commission's standard that such claims be supported by "competent and reliable scientific evidence" has been more specifically defined in Commission orders addressing health claims for food products to mean: tests, analyses, research, studies or other evidence based on the expertise of professionals in the relevant area, that have been conducted and evaluated in an objective manner by persons qualified to do so, using procedures generally

> accepted in the profession to yield accurate and reliable results.[75]" [Footnotes in original have not been included, but will be provided upon request.] (http://www.ftc.gov/bcp/policystmt/ad-food.htm#Introduction)

Nowhere does the *Policy* require that "controlled laboratory studies" be performed or in their absence, the Company risks violating the law.

The *Policy* also informs that "both the Commission and FDA look to well-designed studies, including clinical research *and other forms of reliable and probative scientific evidence*, in evaluating health claims for foods." (Emphasis supplied.) Accordingly, in-home testing protocols, which are currently being carried out at Oklahoma State University, and other non-laboratory testing trials are clearly not prohibited, much less illegal.

Additionally, the *Policy* affirms that the "Commission does not require food advertisers to establish that there is scientific consensus in support of their claims. Similarly, FDA has clearly indicated that its significant scientific agreement standard does not require that such agreement represent a 'full consensus among scientists.'[1] Therefore, even if the entire scientific community did not endorse in-home testing, it would not constitute a basis for arguing that laboratory testing is required.

P&G's claims that it "will have to conduct research which...requires clinical studies conducted in the laboratory under controlled conditions for certain label claims." That statement is false and misleading. The FDA does not specify the types of studies needed to justify health claims. Rather, it is the science that matters.

According to the FDA's December 22, 1999 publication entitled, *Guidance for Industry: Significant Scientific Agreement in the Review of Health Claims for Conventional Foods and Dietary Supplements*:

> FDA's evaluation of the evidence supporting a health claim is based on the totality of publicly available data. Because of the limitations of the various research methods that can be used to study substance/disease relationships, it is not possible to specify the type or number of studies needed to support a health claim. In addition, each relationship involves a unique set of confounders and measurement issues. Sound, relevant science in research design and measurement -- to ensure that research, in fact, provides the answers to the questions that need to be addressed concerning the relationship -- drives the decision to authorize health claims, not the specific type or number of studies. (http://vm.cfsan.fda.gov/~dms/ssaguide.html)

The test setting is not the issue; the scientific accuracy is. Accordingly, scientifically accurate in-home studies are satisfactory; end of inquiry.

---

[1] The *Policy* provides that the Commission regards the "significant scientific agreement" standard to be the principal guide to what experts in the field of diet-disease relationships would consider reasonable substantiation for an unqualified health claim.

P&G asserts that "...FDA guidance has confirmed that clinical studies are required to be conducted in the laboratory under controlled conditions for certain label claims." In support of this claim, P&G refers to an FDA Guideline entitled, *Supportive Data for Cat Food Labels Bearing 'Reduced Urinary pH' Claims*. This Guideline states merely that, "[p]roduct utility should be demonstrated by means of well controlled, scientifically sound studies."

However, P&G omitted to include the following prominent statement in the Guideline:

> Guidelines state procedures or practices that may be useful to the persons whom they are directed, but they are not legal requirements. Guidelines represent the agency's position on a procedure or a practice at the time of their issuance. A person may follow the guideline or may choose to follow alternate procedures or practices.

It is clear that P&G is not being forthright when it asserts that without a controlled laboratory study Iams would be in violation of federal law in making certain label claims on its products.

The FDA stresses accurate science, which is wholly consistent with in-home testing for food trials. In the FDA's "Recommendations for submission of chemical and technological data for direct food additive and GRAS food ingredient petitions," section F provides the following:

> If assurance of safe use depends on a limitation imposed on the amount of a substance (additive, associated impurities, or degradation products) that a food can contain, a method is needed that can quantify the substance in food for the purpose of enforcing the limit. Quantifying the levels of a substance in food requires a practical analytical method that can be readily performed in a properly equipped laboratory by appropriately trained personnel. The method must be specific, precise, accurate and reliable; it must also be able to withstand the scrutiny of courtroom cross-examination, if necessary. However, the method must not be so sophisticated or complicated that it can be carried out only in laboratories with highly specialized equipment or by specially trained personnel. (http://www.cfsan.fda.gov/~dms/opa-cg4.html)

In sum, P&G's argument that PETA's resolution would cause it to violate federal law, is not only incorrect, it is overtly false and misleading.

3. Materially False or Misleading—Rule 14a-8(i)(3)

P&G assets that the Whereas clauses of the Resolution are materially false and misleading. The Company specifically challenges the second clause which reads as follows:

> WHEREAS, evidence reveals that a laboratory conducting studies for Iams kept dogs and cats in cruel and deprived conditions including: i) subjecting dogs to surgical removal of thigh muscles; ii) severing dogs' vocal cords to prevent

barking; iii) killing dogs for experimental purposes; iv) failing to provide necessary veterinary care; and v) failing to provide proper housing, exercise, socialization and ventilation;

P&G argues at length that none of the animals at the "laboratory," namely the Sinclair Research Center, for which Iams was responsible, was subjected to any of the described conditions. Whether that contention is untrue, which it is, is without much significance. The Resolution by its plain language states that those conditions prevailed and took place at the Sinclair Research Center, which was under contract with, and conducting feed tests for Iams. It does not state that Iams' dogs were subjected to those conditions.[2] The U.S. Department of Agriculture is investigating the Sinclair Research Center for noncompliance with the federal Animal Welfare Act which regulates the use of animals in laboratories, based on a complaint filed by PETA relating to the conditions and treatment of animals there.

Moreover, each of the facts asserted is documented in videotaped footage, still photographs, and audio transcriptions. Among the more outrageous of P&G's statements is that PETA's investigator "authorized" the debarking of dogs "without approval from Iams." That statement is a complete fabrication. First, PETA's investigator was employed by the Sinclair Research Center, the laboratory under contract with Iams, not by Iams or P&G. Second, there are transcripts of the conversations which took place at the laboratory concerning debarking which show decisively that PETA's investigator did not authorize any debarking. And third, there is written documentation establishing that Iams was given advance notice that the laboratory had scheduled its dogs to be debarked, and it did nothing to prevent it.[3]

The final statements challenged in the Resolution are in the last two Whereas clauses. P&G states that it is "unaware" of the Food & Drug Administration's endorsement of in-home tests for food trials. Attached to this letter as Exhibit A is a true copy of a letter dated April 27, 2004 from the FDA confirming that properly conducted in-home studies are acceptable. Specifically on page 3, the FDA opines that in-home feed trials are capable of complying with its and the Association of American Feed Control Officials' protocols.

Lastly, the Company contends that the final Whereas clause is false and misleading because of a reference to a study in which 32 Great Dane puppies were destroyed. The Company and Iams do not dispute that 32 Great Dane puppies were killed in connection with a dog food study. The

---

[2] One of the most telling facts is that Iams terminated its contract with the Sinclair Research Center. To quote the Company, "[w]hen Iams became aware of the situation [at Sinclair] in the spring of 2003, it immediately severed its relationship with the Facility." (P&G letter to SEC p. 7.) The "situation" was precisely what was revealed on the video tapes Iams' representatives viewed. Common sense compels the conclusion that some grave concern provoked the abrupt termination of the contractual relationship between the lab and Iams.

[3] We do not wish to burden the SEC with extra materials, but if the Division is inclined to sustain P&G's claim that it is entitled to exclude PETA's resolution under Rule 14a-8(i)(3) as false and misleading, it ought to review the supporting evidence contained in the videotapes and the audio transcriptions, which we will provide upon request.

Company does not dispute that data from that study was published in the July 2002 issue of the *American Journal of Veterinary Research.*[4] So essentially the challenge is conditioned on whether these facts create a credibility gap. We submit that with some minor additional language (*i.e.* to indicate that the study took place in 1996), this clause does not come within the purview of a Rule 14a-8(i)(3) exception.

We regret that P&G has chosen to seek a no enforcement action letter for a narrowly focused and carefully worded Proposal submitted in good faith. However, we respectfully request that the SEC advise the Company that it will take enforcement action if P&G fails to include the Resolution in its 2004 Proxy Materials.

Please feel free to contact me should you have any questions or require further information.

Very truly yours,



Susan L. Hall
Legal Counsel

Enclosures
cc: E.J. Wunsch, Senior Counsel P&G

---

4 The Whereas clause mistakenly refers to a "2002 study." If P&G had responded to PETA's several inquiries on this very question, there would have been no error. Attached as Exhibit B is a copy of a letter from PETA to P&G dated May 11, 2004, illustrating the attempts made to obtain the facts directly from the Company. Accordingly, PETA is willing to refine the language of the Whereas clause to clarify that it was "a 1996 study from which data was published in a 2002 veterinary journal."

EXHIBIT A

DEPARTMENT OF HEALTH & HUMAN SERVICES

Food and Drug Administration
Rockville MD 20857

APR 27 2004

Mr. Chris Ford
Research and Investigations Department
People for the Ethical Treatment of Animals
501 Front Street
Norfolk, Virginia 23510

Dear Mr. Ford:

This letter is in response to the folder of information you gave to Dr. William Burkholder at the conclusion of the Pet Food Committee (PFC) meeting during the January mid-year meeting of the Association of American Feed Control Officials in Fort Worth, Texas. The folder contained the following items:

1) A document titled *Proposed Alternative to Using Caged Colony Dogs/Cats to Conduct a Minimum Feeding Protocol for Proving an Adult Maintenance Claim for a Dog or Cat Food*;

2) A photocopy of a publication from the Oklahoma State University (OSU), Oklahoma Cooperative Extension Service, Division of Agricultural Sciences and Natural Resources, Food and Agricultural Products Research and Technology Center, titled *OSU Center for Pet and Animal Food Palatability Studies*;

3) Photocopies of two articles from the Dayton (Ohio) Daily News published March 26, and 28, 2003, covering the allegations brought by People for the Ethical Treatment of Animals (PETA) that an animal laboratory facility which had a contractual agreement with The Iams Company was not in compliance with the requirements of the Animal Welfare Act;

4) A photocopy of an article from the September 18, to October 1, 2003, edition of the Dayton (Ohio) City Paper covering the arrest of two members of PETA for acts of criminal mischief and trespassing at The Iams Company Corporate Headquarters in Dayton, Ohio, and the adversarial public relations campaigns occurring between PETA and Iams;

5) Two pages of color photographs of caged dogs each titled *An Iams Gallery of Misery*;

6) A pamphlet urging purchasers of dog foods to boycott Iams; and,

7) A sticker on the inside of the folder stating that "Iams Kills cats and dogs in "nutritional" experiments." and listing the web address IamsCruelty.com which is a web page linked to the website for PETA.org.

additional animals than the 8 specified in the AAFCO protocols as the minimum number of animals required to start the study, but 5% more than the maximum that may be dropped from the study for non-nutrition reasons or poor food intake. The AAFCO protocols are minimum requirements with nothing preventing more animals to be used than the minimum specified. However, we see no reason to increase the proportion of animals allowed to be dropped from the study simply because more animals are used than what is specified in the AAFCO protocols.

The Proposal is not accurate in two instances. First, there is no such entity termed "alkaline phosphates." The correct term is "alkaline phosphatase," an enzyme produced by several tissues in the body including the liver. Second, feline alkaline phosphatase has a shorter half-life than does canine alkaline phosphatase causing lower concentrations to be achieved in cats than in dogs as a result of equal stimuli for production and release of the enzyme. Thus, the absolute values for alkaline phosphatase in the Interpretation section for a feeding study using cats are less than the values stated in the Proposal, which are the correct values for dogs.

As written, the AAFCO feeding study protocols do not specify that the studies must be conducted using animals in caged colonies, nor do they prohibit performing the studies using pet animals. The AAFCO does not endorse, and does not have a protocol for, palatability studies, only protocols for substantiating the nutritional adequacy of dog and cat foods for specific life stages and protocols for determining the metabolizable energy content of those products. Neither does the AAFCO specify any protocols or requirements for testing nutritional products intended to treat or prevent disease. Although it is possible that feeding studies to substantiate nutritional adequacy could be performed with privately owned pet dogs or cats as described in the Proposal, the standards for such studies should not be less than the minimum standards specified in the AAFCO feeding protocols. The identification and organization of pools of available animals by veterinarians as described in the Proposal is good because professional veterinary assessments and technical expertise is a requisite part of nutritional adequacy studies. Although universities or other private contractors may be able to make pools of pet dogs or cats and teams of "citizen scientists" available for AAFCO protocol feeding studies, provisions will need to be made for veterinary involvement and supervision of the studies, and the studies will need to be performed to the same standards as currently specified in the protocols.

You may contact Dr. William Burkholder by telephone (301-827-0179), telefacsimile (301-827-1484), or email (William.Burkholder@fda.hhs.gov) and refer to DAF 04090 if you have any questions concerning the content of this letter.

Sincerely,



William J. Burkholder, DVM, PhD, DACVN
Nutrition and Labeling Team
Division of Animal Feeds
Center for Veterinary Medicine

cc:
Mr. Ben Jones
President, Association of American Feed Control Officials
Office of the Texas State Chemist
P. O. Box 3160
College Station, Texas 77841-3160

Dr. Rodney Noel
Chair, AAFCO Pet Food Committee
Office of the Indiana State Chemist
Purdue University
1154 Biochemistry
West Lafayette, Indiana 47907-1154

EXHIBIT B



PeTA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
Tel. 757-622-PETA
Fax 757-622-0457

PETA.org
info@peta.org

May 11, 2004

Barbara J. Slatt, Ph.D., MBA
Manager – R&D
Corporate Research & Development/
External Relations
The Proctor & Gamble Company
Miami Valley Laboratories
P.O. Box 538707
Cincinnati, OH 45253

Dear Barbara:

My name is Shalin Gala and I am a research associate in PETA's Research & Investigations Department, under the direction of Mary Beth Sweetland. Upon discovery of the research article that later prompted our "Iams Kills 32 Great Dane Puppies" web feature, I contacted three separate associates at the Iams Consumer Care Center who said that they would send me pertinent information regarding the aforementioned article; yet, I received nothing. In addition, I contacted Dr. Susan D. Lauten–the primary investigator of the research in question–yet she said that she was "not allowed" to tell me anything.

Having not been able to receive any details from Iams associates after they had promised to send me information, and having not been able to acquire any insights from Dr. Lauten, I felt that Iams was trying to hide information. For an organization that claims to have transparency with regard to its research and associated publications, it is very difficult to find any answers to simple and innocuous questions: When was the actual research conducted, and when were the Great Danes euthanized? This lack of information and cooperation from Iams was the basis for our claim that "...Iams officials have a lot more that they're trying to hide."

In addition, you said in your letter to Ms. Sweetland that the research for the Great Dane study was completed in 1996, and that the authors "...continued to publish the results of this research in an effort to share the science," implying that they had published this research previously between the period of 1996 to the present. However, in the "References" section of the 2002 journal article, Lauten et al. did not cite any previously-authored papers in which they had discussed in-depth the research in question. Based on the absence of any prior publication(s) by Lauten et al. concerning their Great Dane research, and due to the fact that the 2002 publication of their research did not mention that the experiment had ended in 1996, we concluded that this was a "recent" study.

However, in light of the information that you provided regarding the date of completion of the experiment, Ms. Sweetland has agreed to put an "update" on the top of the "Iams Kills 32 Great Dane Puppies" web feature indicating the 1996 completion date. Then in a few days, we will remove web feature altogether. In the future, I hope that Iams will be more forthcoming with information pertaining to its experiments, so as to eliminate all doubt with regard to when researchers conducted the experiment, when they received a grant from Iams, and when and why they

AN INTERNATIONAL ORGANIZATION DEDICATED TO PROTECTING THE RIGHTS OF ALL ANIMALS euthanized any animals, etcetera. This is the only way that we can be sure that Iams is not attempting to hide any information.

In this spirit of transparency and full disclosure, I have a few questions regarding another research article that I would like to have answered by you. I would greatly appreciate your full cooperation in promptly responding to me. The subject of my questions center on an Iams-funded experiment [Groman, Reid P. et al. (2004) "Effects of serial ultrasound-guided renal biopsies on kidneys of healthy adolescent dogs." *Veterinary Radiology & Ultrasound.* Jan. 2004, 45 (1), 62-69] in which researchers euthanized ten healthy mixed-breed dogs for "...evaluation of gross and microscopic lesions attributable to the biopsies."

Specifically, I would like to know where Groman et al. acquired these "ten healthy mixed-breed dogs," and when his team euthanized these dogs. Also, I would like to know why euthanasia was necessary for evaluating gross and microscopic lesions in the dogs' kidneys given that there are several non-fatal detection technologies available.

For instance, one non-invasive alternative would be to use phase-inversion tissue harmonic imaging – a technique that allows researchers to sonographically analyze complicated and uncomplicated cysts, solid and mixed tumors, renal abscess, renal scars, calcification, urinary obstruction, perirenal fluid, and focal kidney lesions with excellent image quality, lesion conspicuity, and fluid–solid differentiation. According to Dr. Thorsten Schmidt, of the Department of Diagnostic Radiology at RWTH Aachen University Hospital in Germany, "Phase-inversion tissue harmonic imaging should be the initial sonographic mode for renal evaluation." For more information about this technology, please visit page three at http://www.usreview.com.au/june2003.pdf.

In addition, Groman et al. could have used computer tomography (CT) to visualize inflammatory and neoplastic lesions of the kidneys. Concurrently, the researchers could have used magnetic resonance imaging (MRI) as an accessory examination, adding to the information already obtained from a CT scan, to ascertain the nature of the focal lesion from the aspect of the status of the vessels. Finally, transabdominal ultrasound, plus Doppler, would make an excellent choice for visualizing focal changes in the renal parenchyma–diffuse reflective changes or circulatory discrepancies.

I sincerely hope that you will provide me with specific reasons as to why these alternative technologies were not put to use and why euthanasia was warranted in this experiment. Also, continuing in the spirit of full disclosure, I would like to receive a list of experiments that Iams has conducted or provided funding towards since your June 2001 research policy went into effect. You assistance in this matter is greatly appreciated. May I hear from you by May 18, 2004? If you have any questions, please feel free to write me at ShalinG@peta.org. Thank you for answering all of my questions, and I look forward to receiving your detailed response.

Most sincerely,



Shalin Gala, Research Associate
Research & Investigations Department



E. J. Wunsch
Senior Counsel

The Procter & Gamble Company
Legal Division
1 P&G Plaza
Cincinnati, OH 45202-3315
www.pg.com
Phone: (513) 983-4370
Fax: (513) 983-2611
wunsch.ej@pg.com

July 6, 2004

Via Certified Mail

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: The Procter & Gamble Company
Commission File No. 1-434
Proxy Proposal by People for the Ethical Treatment of Animals

Ladies and Gentlemen:

This letter responds to the letter from People for the Ethical Treatment of Animals ("PETA") dated June 14, 2004, (the "PETA Letter") concerning The Procter & Gamble Company's ("Company") no action request to the Staff, dated June 6, 2004, (the "P&G Letter") for PETA's shareholder proposal (the "Proposal"). For the reasons set forth in the P&G Letter, as well as those set forth below, the Company believes that it may properly exclude the entire Proposal from its Proxy Statement. At a minimum, the Proposal should be significantly revised to remove those portions that have been substantially implemented, would result in a violation of law, and/or are materially false and misleading.

1. PETA has agreed to withdraw the portion of the Proposal concerning placement of animals formerly used in food tests in caring homes provided that the Company incorporates this into the *Iams Company Research Policy*, which the Company will do. Thus, this portion of the Proposal will be withdrawn.

2. As noted in the P&G Letter, PETA's request for an annual report on Iams' success in achieving its research goals and objectives has been substantially implemented because the Company already provides its research goals and objectives on www.iamsco.com, and reports and progress on Iams' goals and objectives are posted periodically on that website. If these policies and objectives were modified to include the items PETA has requested (e.g., ending laboratory testing in favor of in-home trials), then the website

The Procter & Gamble Company
Legal Division
1 P&G Plaza
Cincinnati, OH 45202-3315
www.pg.com

would be modified accordingly to include this information. Thus, this request has been substantially implemented and should be omitted.[1]

3. PETA's reliance on the lack of a specific FDA rule mandating laboratory testing for all pet health/food claims and the fact that Oklahoma State University is conducting in-home palatability studies to assert that the Company would not be in violation of the law if it completely abandoned laboratory testing is misplaced. Although there is no single, explicit FDA rule requiring laboratory testing for all pet health/food claims, for the reasons set forth in the P&G Letter it is clear that reliance upon in-home testing would be insufficient for certain claims (such as food additive claims, claims for important, new health benefits, etc.). The mere fact that one university is conducting in-home palatability studies does not constitute "significant scientific agreement" that in-home studies are sufficient to support all pet health/food claims.[2] The potential claims are too numerous and varied to abandon laboratory testing entirely. Indeed, as PETA points out, the FDA has stated that "[b]ecause of the limitations of the various research methods that can be used to study substance/disease relationships, **it is not possible to specify the type or number of studies needed to support a health claim.**" (emphasis added)

   This is an area where one size does not fit all. While relying solely on laboratory testing for all claims may not be required, relying solely on in-home testing would, likewise, be impermissible.[3] As an innovator in pet health and nutrition, Iams often leads the industry in new and beneficial pet health products. The "limitations" cited by the FDA would make it impossible for the Company to completely abandon all laboratory testing and rely solely on in-home testing for all of its claims. A complete ban on all laboratory testing in favor of in-home testing would cause the Company to violate federal law when making certain pet health/food claims because scientifically accurate in-home tests would not be possible in all cases. Thus, this portion of the Proposal should be removed.

4. For the reasons set forth in the P&G letter, the references to the Facility should be stricken. However, at a minimum, in order not to mislead the Company's shareholders

---

[1] Obviously, it is impossible for the Company to make an annual report to shareholders on "goals and objectives" which do not exist. And, for the reasons set forth in the P&G Letter and below, the Company believes that modifying the goals and objectives as PETA suggests would cause the Company to violate the law.

[2] Palatability studies are merely one type of pet health/food claim, and typically are designed to support basic nutritional adequacy statements. There are many other types of claims that require more extensive research methods (such as laboratory testing). PETA's citation to <u>one</u> university using in-home testing for <u>one</u> type of claim as the basis for its assertion that laboratory testing is no longer required in <u>any</u> situation is misleading.

[3] PETA is not asking the Company to utilize in-home testing where, in the opinion of the Company's researchers, such testing would be permissible to support pet health/food claims. Rather, PETA is asking the Company to completely eliminate all laboratory testing, without regard to the type of claim being made.

The Procter & Gamble Company
Legal Division
1 P&G Plaza
Cincinnati, OH 45202-3315
www.pg.com

regarding the Company's involvement with respect to actions taken at the Facility, PETA should state explicitly in the Proposal that Iams' dogs were not subject to the conditions mentioned. Although PETA notes that the Proposal "does not state that Iams' dogs were subjected to those conditions," PETA fails to acknowledge that the Proposal strongly implies that Iams endorsed and/or condoned such behavior. To avoid that implication and be completely forthright, PETA should not be silent on this issue. The Proposal should be amended to explicitly state that Iams' dogs were not subject to those conditions.

5. PETA's reliance on a single letter dated April 27, 2004, from William J. Burkholder, Center for Veterinary Medicine, as its sole support for its statement that the FDA has "endorsed" in-home studies is unreasonable. PETA does not cite any FDA rule endorsing in-home studies. PETA does not cite any FDA regulation endorsing in-home studies. PETA does not cite any FDA guideline endorsing in-home testing. Indeed, PETA does not cite any broadly disseminated FDA document endorsing in-home studies. Yet, despite any public statement by the FDA endorsing in-home studies, PETA claims that the FDA has done just that. PETA's sole basis for this assertion is: (a) a single letter; (b) from one member of the FDA; (c) in direct response to a submission from PETA; (d) regarding one specific type of pet food/health claim (an adult maintenance claim); (e) where the author provides "several comments about details" of the protocol contained in the submission. PETA's characterization of this one letter as an "endorsement" by an entire federal agency of in-home studies is, quite simply, ridiculous. With all due respect to Dr. Burkholder and his impeccable professional qualifications, he does not speak on behalf of the entire FDA in this letter.[4] And, even if he did, a careful review of his letter demonstrates that Dr. Burkholder was pointing out potential pitfalls in the in-home study protocol submitted by PETA, not endorsing in-home testing for all pet health/food claims.

   One of the major premises for PETA's position that the Company should completely eliminate all laboratory testing in favor of in-home testing is PETA's assertion that the FDA has "endorsed" in-home testing. This is not true, and all such references to such FDA "endorsement" should be omitted from the Proposal as false and misleading.

For the reasons set forth in the P&G Letter, as well as those set forth above, the Company respectfully requests that the Staff agree that the Company may omit the Proposal from its Proxy Statement or, in the alternative, that the Staff order PETA to significantly alter the Proposal to

[4] Taking a letter from one member of the FDA and calling it an "FDA endorsement" is akin to taking a statement made by an SEC staff member at a conference and calling it an "SEC pronouncement."



The Procter & Gamble Company
Legal Division
1 P&G Plaza
Cincinnati, OH 45202-3315
www.pg.com

remove those portions that have been substantially implemented, would result in a violation of law, and/or are materially false and misleading.

Sincerely,

E. J. Wunsch

cc: Ms. Susan L Hall (Legal Counsel, PETA)

July 15, 2004

BY ELECTRONIC MAIL: cfletters@sec.gov



PeTA

PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS

HEADQUARTERS
501 FRONT STREET
NORFOLK, VA 23510
TEL 757-622-PETA
FAX 757-622-0457

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: The Procter & Gamble Company
Shareholder Proposal by People for the Ethical Treatment of Animals
Commission File No. 1-434

Ladies and Gentlemen:

This brief letter is submitted on behalf of People for the Ethical Treatment of Animals (PETA) in response to a letter from P&G to your Office dated July 6, 2004. We wish to specifically address those items numbered 3 through 5 in P&G's letter.

Item number 3 is directed at that part of the shareholder proposal requesting an end to laboratory testing of pet food products in favor of in-home testing and veterinary clinic studies using animals volunteered by their caretakers. It is noteworthy that P&G concedes that "there is no single, explicit FDA rule requiring laboratory testing for all pet health/food claims ..." That is absolutely correct and the cornerstone of PETA's position. P&G goes on to state that in-home testing would be insufficient for certain claims such as "food additive claims."

What the Company fails to articulate is that FDA-mandated testing and regulation of food additives is separate and distinct from the testing of final pet food formulations. In other words, once a chemical additive has undergone safety testing, there is no requirement that it be re-tested when added to a formulated food product. PETA's resolution is not directed to testing of food additives. It is narrowly focused on pet food studies. It calls for "[e]nding all testing on animals in Company laboratories for ***pet food studies***, relying instead on in-home tests and veterinary clinic studies using animals volunteered by their caretakers."

Item 4 is directed at the laboratory with which Iams formerly contracted for food studies. The Company avers that the resolution implies that Iams' dogs were subjected to cruel and deprived conditions. It does not say that and in fact in the following whereas clause, credits P&G with taking positive steps including "terminating the contract laboratory ..."

Lastly, item 5 addresses the FDA's endorsement of in-home pet food studies. While P&G argues at length that the FDA does not endorse in-home food studies, it points to nothing to the contrary. The bottom line is that there is no FDA rule or regulation requiring laboratory testing for pet food products. End of inquiry.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

July 15, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Procter & Gamble Company
Incoming letter dated June 4, 2004

The proposal requests that Procter & Gamble implement rules and regulations relating to in-home studies, including (i) ending contracts with, utilizing, or relying upon outside or independent contract laboratories; (ii) ending all testing on animals in company laboratories for pet food studies, relying instead on in-home tests and veterinary clinic studies using animals volunteered by their caretakers; and (iii) including in the annual report to shareholders an assessment of Procter & Gamble's and Iams's success in achieving these goals and objectives.

We are unable to concur in your view that Procter & Gamble may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Procter & Gamble may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Procter & Gamble may exclude the entire proposal under rule 14a-8(i)(3). There appears to be some basis for your view, however, that portions of the proposal may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- delete the clause that begins "WHEREAS, the Food and Drug Administration . . ." and ends ". . . using caged animals; and";
- replace the year "2002" with the year "1996" and delete the phrase "and in light of the FDA's endorsement of in-home food trials" in the clause that begins "WHEREAS, additional measures must . . ." and ends ". . . of in-home food trials";
- delete the phrase "the FDA's endorsement of" in the clause that begins "That the Board implement rules and regulations . . ." and ends" . . . Iams' *Research Policy* including"; and
- delete the sentence that begins "The FDA has endorsed . . ." and ends ". . . in-home food trials."

Accordingly, unless the proponent provides Procter & Gamble with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Procter &